UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZOGENIX, INC.

(Name of Subject Company)

ZOGENIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities)

Stephen J. Farr, Ph.D.

President and Chief Executive Officer

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, CA 94608

(510) 550-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Scott Shean

Latham & Watkins LLP

650 Town Center Dr

20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by Zogenix, Inc. (the “Company” or “Zogenix”) on January 19, 2022 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

(i) On January 19, 2022, Dr. Stephen J. Farr, the Company’s President and Chief Executive Officer, provided the electronic communication attached hereto as Exhibit 99.1 to the Company’s employees.

(ii) On January 19, 2022, the Company presented the slides attached hereto as Exhibit 99.2 to its employees at a town hall meeting.

(iii) On January 19, 2022, the Company provided the questions and answers attached hereto as Exhibit 99.3 to its employees.

(iv) On January  19, 2022, the Company provided the electronic communications attached hereto as Exhibit 99.4 to its partners, suppliers and vendors.

(v) On January 19, 2022, the Company provided the electronic communications attached hereto as Exhibit 99.5 to its physicians.

(vi) On January 19, 2022, the Company provided the electronic communications attached hereto as Exhibit 99.6 to its patient advocacy groups.

(vii) On January  19, 2022, the Company provided the electronic communications attached hereto as Exhibit 99.7 to its analysts.

(viii) On January 19, 2022, the Company provided the electronic communications attached hereto as Exhibit 99.8 to its investors.

(ix) On January 19, 2022, the Company provided the electronic communications attached hereto as Exhibit 99.9 to its consultants and temporary employees.

(x) On January  19, 2022, the Company provided the electronic communications attached hereto as Exhibit 99.10 to its newly hired employees.

***

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that UCB S.A. (“Parent”) intends to cause Zinc Merger Sub, Inc. (“Merger Sub”) to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Parent, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.zogenix.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of January 18, 2022 by and among the Company, Merger Sub and Parent. Additional statements include, but are not limited to, statements regarding: The Company’s expectations regarding the potential benefits of FINTEPLA; the Company’s expectations regarding the potential commercial launch of FINTEPLA; and the Company’s expectations regarding potential applications of its products to treat rare/orphan diseases

Risks and uncertainties that could cause results to differ from expectations include: (i) uncertainties as to the timing of the tender offer and the subsequent Merger; (ii) the risk that the tender offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the risk that the milestone specified in the CVR Agreement is not achieved; (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (xi) risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s Annual Report on Form 10-K for the year ended December 30, 2020 and its other filings with the SEC, as well as the tender offer materials to be filed by Merger Sub and Parent and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer. Risks and uncertainties that contribute to the uncertain nature of the forward-looking statements regarding the Company’s business may include: FINTEPLA may not achieve broad market acceptance as a treatment option of Dravet syndrome, which would limit Zogenix’s ability to generate revenues; Zogenix may not be successful in executing its sales and marketing strategy for the commercialization of FINTEPLA in the U.S. and Europe, including due to the costs and procedures related to the REMS certification process or controlled access program; the COVID-19 pandemic may continue to disrupt Zogenix’s business operations, impairing the ability to commercialize FINTEPLA in Europe and Zogenix’s ability to generate product revenue in Europe and conduct its development programs; unexpected adverse side effects or inadequate therapeutic efficacy of fenfluramine that could limit regulatory approval or commercialization, or that could result in recalls or product liability claims; later developments with FDA that may be inconsistent with the already completed meetings; additional data from Zogenix’s ongoing studies may contradict or undermine the data previously reported; and the potential for the FDA to delay timing of review of the sNDA due to the FDA’s internal resource constraints or other reasons.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.